September 23, 2020

Via E-mail

David A. Carpenter, Esq.
Mayer Brown LLP
1221 Avenue of the Americas
New York, NY 10020


       Re:    Aimmune Therapeutics, Inc.
              Schedule 13E-3 filed September 14, 2020, as amended September 21, 2020
              Filed by Aimmune Therapeutics, Inc.
              File No. 005-88972

              Schedule TO-T Filed September 14, 2020, as amended September 21, 2020
              Filed by SPN MergerSub, Inc. and Soci  t   des Produits Nestl
S.A.
              File No. 005-88972

Dear Mr. Carpenter:

       The staff in the Office of Mergers and Acquisitions has reviewed your filings. We have the comments set forth below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3
General

1. We note that as of July 2020, Nestl   had entered into preliminary
discussions with Aimmune
   regarding the potential acquisition. Please tell us why Nestl   S.A. and
Soci  t   des Produits
   Nestl   S.A. did not file an amended Schedule 13D to disclose the material change to the facts
   set forth in the previously filed Schedule 13D until August 31, 2020, the date the Merger
   Agreement was executed.
 David A. Carpenter, Esq.
Mayer Brown LLP
September 23, 2020
Page 2

2. Your disclosure defines    Unaffiliated Security Holders    to mean the
stockholders of
   Aimmune other than Nestl   and its affiliates. Please note that the staff
considers officers and
   directors of the subject company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition
   of    affiliate    in Exchange Act Rule 13e-3(a)(1). Please advise us
whether the term
      Unaffiliated Security Holders    applies to any other directors and
officers of Aimmune or its
   affiliates and revise your disclosure accordingly.

Schedule TO-T     Exhibit (a)(1)(A)     Offer to Purchase for Cash
Summary Term Sheet
Recent Aimmune Trading Prices; Subsequent Trading, page 6

3. Where you reference the premium as measured from the last trading day prior to execution of the Merger Agreement, please qualify this disclosure by discussing any recent decline in the share price resulting from the ongoing pandemic.

Special Factors
Background, page 12

4. Please supplement your discussion of the events leading up to the Execution of the Merger
   Agreement to address whether or not the FDA approval for Aimmune   s
Palforzia treatment
   was a factor in the timing of the transaction.

Purpose of and Reasons for the Offer and the Merger, page 17

5. Your disclosure of the purpose of the proposed transaction appears to have been generally
   applicable at any time during the Company   s history. Therefore, please
revise to state why
   Nestl   is pursuing this transaction now as opposed to at any other time.

6. We note your disclosure that Nestl   expects to pay off the outstanding
borrowings of
   Aimmune under the credit agreement by and among Aimmune, KKR Peanut Aggregator L.P.
   and Cortland Capital Markets Services LLC. Please quantify the expected payoff amount here. Refer to Instruction 2 to Item 1013 of Regulation M-A.

Position of Nestl   and Purchaser Regarding Fairness of the Offer and the
Merger, page 18

7. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to
   each filing person   s fairness determination and should be discussed in
reasonable detail. See
   Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13,
1981).
   Please expand your discussion of the factors upon which the fairness determination is based to address factors such as historical market prices, purchase prices paid in previous purchases, and future prospects of the Company. Refer to clauses (ii) and
(vi) of Instruction
   2 to Item 1014 of Regulation M-A. Alternatively, please disclose why such factors were not deemed material or relevant.
 David A. Carpenter, Esq.
Mayer Brown LLP
September 23, 2020
Page 3

8. If the Nestl   Parties did not consider the procedural safeguards set forth in Item 1014(c), (d)
   and (e), please explain why the Nestl   Parties believe that the Rule 13e-3
transaction is fair in
   the absence of such safeguards.

9. Please address if and how the Nestl   Parties considered the recent decline
of Aimmune   s
   share price, and any related effect of the pandemic on the share price, in making its fairness determination. Refer to Item 1014(b) of Regulation M-A and the Response to Question 20 in
   Exchange Act Release 34-17719 (April 13, 1981).

10. Address whether the Nestl   Parties considered as a factor the required
termination fee to be
    paid by Aimmune to Nestl   in the event the Merger Agreement is terminated.

Conditions of the Offer, page 62

11. You state that the conditions to the offer    may be waived by Nestl   and
Purchaser in whole
    or in part at any time and from time to time in their sole discretion (other than the Minimum
    Tender Condition). We also note your disclosure that the failure by Nestl to exercise its
    rights with respect to such conditions    shall not be deemed a waiver of
any such right and
    each such right shall be deemed an ongoing right that may be asserted at any time and from
    time to time.    This suggests that Nestl   may become aware that an offer
condition has been
    triggered yet the tender offer may proceed without new disclosure. To the extent you become aware of any offer condition becoming operative in a way that would enable Nestl to terminate the offer or cancel the obligation to accept tenders, and
Nestl   elects to proceed
    with the offer anyway, we view that decision as a waiver of the condition. If a material condition is waived, a material change has occurred to the offer document within the meaning of Rule 14d-6(c). Please revise this section to qualify the referenced disclosure by
    affirming Nestl     s understanding of its obligation to disclose material
changes.

                                               *   *   *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-7951. You may also contact Perry
Hindin, Special Counsel, at (202) 551-3444.


                                                             Sincerely,

                                                             /s/ Joshua
Shainess

                                                             Joshua Shainess
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions